**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

**Name of Issuer:**

Live Stream Technology Services Inc.

**Legal status of Issuer:**

    **Form:**

    Corporation

    **Jurisdiction of Incorporation/Organization:**

    Delaware

    **Date of Organization:**

    April 6, 2022

**Physical Address of Issuer:**

701 Brickell Avenue, Suite 1550, Miami, FL 33131, United States

**Website of Issuer:** https://www.buyalerts.com

**Is there a Co-Issuer?** _X_ Yes ___ No

**Name of Co-Issuer:**

Live Stream Technology Services CF Investors SPV I, LLC

**Legal status of Co-Issuer:**

    **Form:**

    Limited Liability Company

    **Jurisdiction of Incorporation/Organization:**

    Delaware

*Date of Organization:*

       October 4, 2024

*Physical Address of Co-Issuer:*

701 Brickell Avenue, Suite 1550, Miami, FL 33131, United States

*Website of Co-Issuer:*

None

*Current Number of Employees:*

78

| | Most recent fiscal year-end (2024) (Audited) | Prior fiscal year-end (2023) (Audited) |
|---|---|---|
| **Total Assets** | $5,325,236 | $1,290,316 |
| **Cash & Cash Equivalents** | $4,774,809 | $834,567 |
| **Accounts Receivable** | $37,345 | $41,226 |
| **Current Liabilities** | $3,223,722 | $3,766,607 |
| **Long-Term Liabilities** | $461,455 | $1,476,924 |
| **Revenues/Sales** | $4,689,082 | $3,217,664 |
| **Cost of Goods Sold** | $135,260 | $535,606 |
| **Taxes Paid** | $66,108 | $(254,107) |
| **Net Income/(Net Loss)** | $(12,578,630) | $(5,491,249) |

# TABLE OF CONTENTS

# Live Stream Technology Services Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Live Stream Technology Services Inc. ("**Buy Alerts,**" the "**Company,**" "**we,**" "**us,**" or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Live Stream Technology Services CF Investors SPV I, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.buyalerts.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2025.

*__THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.__*

## ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

## FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

## OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Live Stream Technology Services Inc.
(Issuer)

By:/s/Herman Edwin Cruz
(Signature)

Herman Edwin Cruz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Herman Edwin Cruz
(Signature)

Herman Edwin Cruz
(Name)

Director
(Title)

April 30, 2025
(Date)

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A
# ANNUAL REPORT
# (EXHIBIT A TO FORM C-AR)
## April 30, 2025

## Live Stream Technology Services Inc.



*The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.*

**The Company**

Live Stream Technology Services Inc., known as BuyAlerts, is a software service provider. The Company's software is sold on a subscription basis and is used to assist investors with making real-time decisions regarding their investment portfolios.

The Company was formed in Delaware on April 6, 2022 and is headquartered and qualified to conduct business in Florida. The Company is located at 701 Brickell Avenue, Suite 1550, Miami, FL 33131, United States. The Company sells its products through the internet and throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.buyalerts.com. The information on the Company available on or through our website is not a part of this Form C-AR.

# RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.*

## Risks Related to the Company's Business and Industry

### We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### The Company's CEO and Founder exercises voting control.

Herman Edwin Cruz, the CEO and Founder of the Company, is currently the sole owner of the Company's Class A Voting Stock, and exercises voting control. Subject to any fiduciary duties owed to our other shareholders under Delaware law, Mr. Cruz will be able to exercise complete influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have control over the Company's management and policies. As such, Mr. Cruz may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of voting ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

### The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

### We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new

products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights in order to operate our business.***

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's business plan is based on numerous assumptions and projections that may not prove accurate.***

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability.

***The Company's success depends on the experience and skill of its executive officers and key personnel.***

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as

greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***If we are unsuccessful in adding subscribers for our software, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.***

We offer software on a subscription basis which is used to assist investors with making real time decisions regarding their investment portfolios. The amount of subscribers for our software and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active subscribers of our software. If clients do not perceive our software to be useful, reliable, and trustworthy, we may not be able to attract or retain subscribers or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

# BUSINESS

## Description of the Business

Live Stream Technology Services Inc., known as BuyAlerts, is a software service provider. The Company's software is sold on a subscription basis to assist investors with making real-time decisions regarding their investment portfolios.

The Company was formed in Delaware and is headquartered and qualified to conduct business in Florida. The Company sells its products through the internet and throughout the United States and internationally.

## Business Plan

The Company endeavors to spearhead the progression of Artificial Intelligence (AI)-driven investment decision-making tools by empowering a broad spectrum of market participants – from active traders and individual investors to professional financial advisors. The Company's objective is to facilitate access to top tier industry analysts, extensive and diverse data repositories, and actionable, timely investment insights and trading ideas. This robust suite of resources and tools is meticulously designed to guide our users in making informed and strategic investment decisions.

The Company plans to significantly expand its business by bolstering its operations, increasing marketing, and investing in technology and product development. The capital we raise here will empower us to expand our operations and product development, increase marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
| --- | --- | --- |
| **BuyAlerts** | Software subscription providing investors with real-time trading signals using live trading rooms and the highest quality artificial intelligence indicators. | For trading professionals seeking to use market data and trends |

## Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are: (i) Gartner, a leading research and advisory company that provides insights, advice, and tools for leaders in IT, finance, HR, customer service, and support; (ii) Forrester, a research and advisory firm that helps businesses navigate changes in technology, markets, and customer behavior; and (iii) IDC, a market research and advisory firm that provides insights and analysis on a wide range of technology-related markets and trends.

## Customer Base

Our customer base includes individuals and organizations that are interested in staying up-to-date on the latest developments in technology and its applications. These customers may include technology professionals, IT professionals, students, researchers, educators, and businesses that rely on technology in their operations. They may be interested in purchasing access to online resources, such as articles, videos, and webinars, or subscribing to print or digital publications. They may

also be interested in attending conferences and other events organized by the tech information company. The specific customer base of a tech information company will depend on the products and services it offers and the target audience it serves.

**Supply Chain**

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|-----------------------------------------------------------------------------------|-----------|
| Herman Edwin Cruz | CEO, Founder and Director | CEO and Founder of Live Stream Technology Services Inc, 2022 – Present<br><br>Responsible for sales, operations, and general CEO responsibilities<br><br>Vice President of Sales at Foodja, 2020 - 2022<br><br>Responsible for developing and executing sales strategies to drive growth and expansion | Jose Marias Delgado University, B.B.A., Business Administration and Management, General, 2001<br><br>Harvard Business School On-Line Certificate, Disruptive Strategy, 2022 |
| Herman Torres | President of Analytics | President of Analytics of Live Stream Technology Services Inc., 2022 – Present<br><br>Responsible for overseeing analytics and the integration of multisource, real-time data into actionable insights<br><br>Investment Advisor/Trader at Centaurus Global Ventures, 2019 – Present<br><br>Responsible for managing trading activity across multiple sectors and products and sourcing, analyzing and managing investment ideas | Brandeis University, M.A., International Economics and Finance, 1997<br><br>ESADE, Master in Finance, 1996<br><br>Sorbonne IV University, Certificate in Commerce France, 1994<br><br>California State University Long Beach, B.A., Economics, 1992 |

**Biographical Information**

Herman Edwin Cruz: Edwin is the CEO, Founder and Director of the Company. Prior to starting the Company, Edwin was the Vice President of Sales at Foodja from 2016 to 2022, where he developed and executed sales strategies that propelled the Company's revenues from 11MM ARR in 2016 to 65MM ARR in 2022. Additionally, Edwin was Director of Sales for GrubHub from 2008 to 2016, where he was responsible for business development on the West Coast. Edwin has a degree from Jose Marias Delgado University in Business Administration and received an online certificate from Harvard Business School in Disruptive Strategy in 2022.

Herman Torres: Herman is the President of Analytics for the Company. He is an international economist with over 15 years of professional experience in investing. Herman is known for his extensive knowledge of equity and options markets and has mastered options strategies which include spreads, strangles, straddles, and iron condors. He has previously served as Vice President for Asset Management divisions at Standard Bank, HWF Capital Fund, HFC/IFC Investments. Herman also managed portfolios for high-net-worth investors and institutions at Bolton Global Asset Management and Centaurus Global Ventures.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company has 78 employees. The Company also utilizes independent contractors and advisors.

## CO-ISSUER

Live Stream Technology Services CF Investors SPV I, LLC is the Co-Issuer (the "**Co-Issuer**") and is located at 701 Brickell Avenue, Suite 1550, Miami, FL 33131, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer will achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

## CAPITALIZATION, DEBT AND OWNERSHIP

### Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, and amendments thereto.

On February 28, 2023, the Company's board of directors and Stockholder effected a 1 for 5,000 forward stock split and the Company filed an amendment to its Certificate of Incorporation to increase its authorized capital stock from 10,000 shares and to modify its par value per share from $1.00 per share to $0.0001 per share. As a result, the Company's authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). On August 28, 2023, the Company filed a Second Amendment to its Certificate of Incorporation to create two classes of Common Stock, one with voting rights and one without. As a result, (i) 75,000,000 shares of Common Stock were designated as Class A Voting Common Stock (the "**Class A Voting Common Stock**"), and (ii) 25,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**"). All outstanding shares of Common Stock prior to the filing of the Second Amendment to the Certificate of Incorporation were deemed to be outstanding Class A Voting Common Stock as of the effective date of the filing. On November 1, 2023, the Company filed a Third Amendment to its Certificate of Incorporation to increase its authorized Common Stock to 150,000,000 shares of Common Stock, of which (i) 75,000,000 shares of Common Stock were designated as Class A Voting Common Stock, and (ii) 75,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock. On April 30, 2024, the Company filed a Fourth Amendment to its Certificate of Incorporation to (a) increase its authorized Common Stock to 550,000,000 shares of Common Stock, of which (i) 325,000,000 shares of Common Stock were designated as Class A Voting Common Stock, and (ii) 225,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock and (b) effect a 1 for 6.268144038 forward stock split for all outstanding Class A Voting Common Stock and Class B Non-Voting Common Stock. On September 18, 2024, the Company filed a Fifth Amendment to its Certificate of Incorporation to (a) increase its authorized Common Stock to 750,000,000 shares of Common Stock, of which (i) 500,000,000 shares of Common Stock were designated as Class A Voting Common Stock, and (ii) 250,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock and (b) effect a 1 for 1.546239028 forward stock split for all outstanding Class A Voting Common Stock and Class B Non-Voting Common Stock.

As of the date of this Form C-AR, 484,602,447 shares of Class A Voting Common Stock and 88,020,546 shares of Class B Non-Voting Common Stock are issued and outstanding.

### *Outstanding Capital Stock*

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

| Type | Class A Voting Common Stock |
|---|---|
| **Amount Outstanding** | 484,602,447 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class A Voting Common Stock which may dilute the Security. |

14

| Type | Class B Non-Voting Common Stock |
|---|---|
| **Amount Outstanding** | 88,789,856* |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class B Non-Voting Common Stock which may dilute the Security. |

*The prior Form C filing inadvertently overstated this figure as 175,423,983, which has been corrected herein. The above figure also reflects additional issuances since the Form C filing.

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $1,500,235* |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $28,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

* Includes $29,496 in Crowd SAFEs issued to the Intermediary.

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $1,784,705 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $77,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

*Voting and Control*

Each Investor holding the Class B Non-Voting Common Stock is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result, Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer indirectly hold only the Securities (the Class B Non-Voting Common Stock) and are completely passive investors.

*Dilution*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

**Outstanding Debt**

As of the date of this Form C-AR, the Company does not have any outstanding debt.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $10,000 | 10,000* | General Working Capital | April 6, 2022 | Section 4(a)(2) |
| Crowd SAFE (Simple Agreement for Future Equity) | $1,500,235** | 1,368 | Product Development and General Working Capital | July 8, 2023 | Reg. CF |
| SAFE (Simple Agreement for Future Equity) | $1,784,705 | 928 | Product Development and General Working Capital | Various dates between September 22, 2023 and April 29, 2024 | Reg. CF |
| Class B Non-Voting Common Stock*** | $22,224,458 | 88,475,706 | Product Development and General Working Capital | Various dates between September 1, 2023 and April 23, 2025 | Regulation D Rule 506(b) |
| Class B Non-Voting Common Stock | $314,150**** | 314,150 | Product Development and General Working Capital | April 1, 2025 | Reg. CF |

*On February 28, 2023, the Company effected a 1 for 5,000 forward stock split. As such, the 10,000 shares of outstanding Common Stock on such date were converted to 50,000,000 shares of Common Stock (which are now Class A Voting Common Stock). On August 28, 2023, created two classes of Common Stock, one with voting rights and one without. All outstanding shares of Common Stock as of such date were deemed to be outstanding Class A Voting Common Stock. On April 30, 2024, the Company effected a 1 for 6.268144038 forward stock split for all outstanding Class A Voting Common Stock. On September 18, 2024, the Company further effected a 1 for 1.546239028 forward stock split for all outstanding Class A Voting Common Stock and Class B Non-Voting Common Stock. As such, this original issuance now represents 484,602,447 shares of Class A Voting Common Stock.

**Includes $29,416 in Crowd SAFEs issued to the Intermediary.

***The Company has an ongoing offering of Class B Non-Voting Common Stock whereby it is seeking to raise up to $15,000,000 (increased from $10,000,000 as of October 1, 2024) from the issuance of shares of Class B Non-Voting Common Stock (inclusive of the outstanding shares in the table above). Figures are as of March 31, 2025 and include discretionary bonus shares of Class B Non-Voting Common Stock issued to investors as a result of meeting certain investor thresholds.

****Estimated figures subject to final closing of subscriptions.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Herman Edwin Cruz | 484,602,447 shares of Class A Voting Common Stock | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.**

**Cash and Cash Equivalents**

As of March 31, 2025, the Company had an aggregate of approximately $1,555,838 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

**Liquidity and Capital Resources**

In April 2025, the Company completed an offering of Class B Non-Voting Common pursuant to Regulation CF and raised $314,150. Additionally, in April 2024, the Company completed an offering of SAFEs pursuant to Regulation CF and raised $1,789,435.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the near future.

**Valuation**

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

**Material Changes and Other Information**

*Trends and Uncertainties*

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware

that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

**EXHIBIT B**
**FINANCIALS (AUDITED)**
**(EXHIBIT B TO FORM C-AR)**

**April 30, 2025**

**Live Stream Technology Services Inc.**



# LIVE STREAM TECHNOLOGY SERVICES, INC.

## AUDITED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024, AND 2023

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

---

Page



# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Live Stream Technology Services, Inc.
Miami, Florida

## Opinion

We have audited the financial statements of Live Stream Technology Services, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Prior Period Financial Statements**

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors whose report dated September 4, 2024, expressed an unmodified opinion on those Statements.

*SetApart Accountancy Corp.*

April 15, 2025
Los Angeles, California

LIVE STREAM TECHNOLOGY SERVICES, INC.
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 4,774,809 | $ | 834,567 |
| Account Receivables, net | | 37,345 | | 41,226 |
| Prepaids and Other Current Assets | | 232,838 | | 181,586 |
| **Total Current Assets** | | **5,044,992** | | **1,057,379** |
| | | | | |
| Property and Equipment, net | | 36,960 | | 56,765 |
| The right-of-use asset (ROU) | | 243,284 | | 176,172 |
| **Total Assets** | $ | **5,325,236** | $ | **1,290,316** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | - | $ | 10,697 |
| Current portion of Deferred Revenue | | 1,924,512 | | 1,265,676 |
| Refund Liabilities | | 569,542 | | 2,039,335 |
| Lease Liability, current portion | | 180,487 | | 134,681 |
| Other Current Liabilities | | 549,181 | | 316,218 |
| **Total Current Liabilities** | | **3,223,722** | | **3,766,607** |
| | | | | |
| Deferred revenue, net of current portion | | 392,063 | | 1,430,301 |
| Lease Liability, net of current portion | | 69,392 | | 46,623 |
| **Total Liabilities** | | **3,685,177** | | **5,243,531** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Class A Common Stock, $0.0001 par, 500,000,000 shares authorized, 486,602,447 and 50,000,000 shares issued and outstanding as of December 31, 2024 and 2023 | | 58,459 | | 14,999 |
| Class B Common Stock, $0.0001 par, 250,000,000 shares authorized, 83,589,473 and 2,386,727 shares issued and outstanding as of December 31, 2024 and 2023 | | 8,359 | | 238 |
| Subscription Receivable | | (10,000) | | (10,000) |
| Simple Agreements For Future Equity | | 2,973,575 | | 1,740,385 |
| Additional Paid in Capital | | 19,004,785 | | 2,117,652 |
| Accumulated Deficit | | (20,395,119) | | (7,816,489) |
| **Total Stockholders' Equity** | | **1,640,059** | | **(3,953,215)** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **5,325,236** | $ | **1,290,316** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2024 | 2023 |
|---|---:|---:|
| (USD $ in Dollars) | | |
| Net Revenue | $ 4,689,082 | $ 3,217,664 |
| Cost of Services | 135,260 | 535,606 |
| **Gross profit** | **4,553,822** | **2,682,058** |
| | | |
| **Operating expenses** | | |
| Sales and Marketing | 2,720,092 | 4,547,712 |
| General and Administrative | 14,416,652 | 3,864,469 |
| **Total operating expenses** | **17,136,745** | **8,412,181** |
| | | |
| **Net Operating Loss** | **(12,582,923)** | **(5,730,123)** |
| | | |
| Interest Expense | - | - |
| Other Income/(Loss) | 4,293 | (15,233) |
| **Loss before provision for income taxes** | **(12,578,630)** | **(5,745,356)** |
| Benefit/(Provision) for income taxes | - | 254,107 |
| **Net Loss** | **$ (12,578,630)** | **$ (5,491,249)** |

*See accompanying notes to financial statements.*

**LIVE STREAM TECHNOLOGY SERVICES, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023**

| (in , $US) | Class A Common Stock | | Class B Common Stock | | Simple Agreement for Future Equity | Subscription Receivable | Additional Paid In Capital | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | |
| Balance—December 31, 2022 | 10,000 | $ 10,000 | - | $ - | $ - | $ (10,000) | $ - | $ (2,325,240) | $ (2,325,240) |
| Issuance of SAFEs | - | - | - | - | 1,740,385 | - | - | - | 1,740,385 |
| Stock Split Effect | 49,990,000 | 4,999 | - | - | - | - | - | - | 4,999 |
| Issuance of Common Stock | - | - | 1,453,343 | 145 | - | - | 2,117,652 | - | 2,117,797 |
| Discount on Issuance of Shares | - | - | 933,384 | 93 | - | - | - | - | 93 |
| Net loss | - | - | - | - | - | - | - | (5,491,249) | (5,491,249) |
| Balance—December 31, 2023 | 50,000,000 | $ 14,999 | 2,386,727 | $ 238 | $ 1,740,385 | $ (10,000) | $ 2,117,652 | $ (7,816,489) | $ (3,953,215) |
| Issuance of SAFEs | - | - | - | - | 1,233,190 | - | - | - | 1,233,190 |
| Issuance of Common Stock, net of issuance cost | - | - | 23,950,711 | 2,395 | - | - | 16,930,594 | - | 16,932,989 |
| Stock Split Effect | 434,602,447 | 43,460 | 57,252,035 | 5,725 | - | - | (43,460) | - | 5,725 |
| Net loss | - | - | - | - | - | - | - | (12,578,630) | (12,578,630) |
| Balance—December 31, 2024 | 484,602,447 | $ 58,459 | 83,589,473 | $ 8,359 | $ 2,973,575 | $ (10,000) | $ 19,004,785 | $ (20,395,119) | $ 1,640,059 |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (12,578,630) | $ (5,491,249) |
| *Adjustments to reconcile net loss to net cash used by operating activities:* | | |
| Depreciation of Property | 19,805 | 6,031 |
| Interest on lease labilities | 11,382 | - |
| Amortisation of Right-Of-Use assets | 224,395 | - |
| **Changes in operating assets and liabilities:** | | |
| Accounts Receivable | 3,881 | 7,241 |
| Prepaids and Other Current Assets | (51,252) | 177,106 |
| Refund Liability | (1,469,793) | 1,085,798 |
| Deferred Revenue | (379,402) | 330,679 |
| Accounts Payable | (10,697) | 10,697 |
| Other Current Liabilities | 232,963 | 316,218 |
| Operating Lease Expense | - | 5,132 |
| Income Tax Payable | - | (254,107) |
| **Net cash used by operating activities** | **(13,997,348)** | **(3,806,454)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | - | (62,796) |
| **Net cash used in investing activities** | **-** | **(62,796)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of Stock | 16,938,714 | 2,122,889 |
| Proceeds from the Issuance of SAFEs | 1,233,190 | 1,740,385 |
| Right-of-Use Lease, Operating Lease | (234,314) | - |
| **Net cash provided by financing activities** | **17,937,590** | **3,863,274** |
| | | |
| **Change in Cash** | **3,940,242** | **(5,976)** |
| Cash—beginning of year | 834,567 | 840,543 |
| **Cash—end of year** | $ **4,774,809** | $ **834,567** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Right of Use Assets Obtained for a Lease Liability | $ 538,233 | $ 270,997 |
| Issuance of Class B Stock as incentive units to Reg-D Investors (no. of shares) | 12,348,185 | 933,384 |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Live Stream Technology Services Inc. was incorporated on April 6, 2022, in the state of Delaware. The financial statements of Live Stream Technology Services, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Live Stream Technology Services Inc. is a software service provider. The software is sold on a subscription basis and is used to assist investors with making real-time decisions regarding their investment portfolios.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $4,423,743 and $511,865, respectively.

**Concentration Risk**

The Company is subject to the risk of concentrations for certain operational and marketing support from contracting service providers, namely Technology Services Group, Pte. Ltd., and Service Benefits LLC. These service providers provide operational support, product development, marketing & advertisement, and various other corporate and operational services. Management deems that these service providers are essential for the Company.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Office equipment | 3 years |

**Impairment of Long-lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue on a subscription basis from the sale of software that is used by investors to make real-time decisions regarding their investment portfolios.

**Income Taxes**

Live Stream Technology Services, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences

attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Cost of sales**

Costs of sales include payment processing fees and other directly related expenses.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and 2023, amounted to $2,720,092 and $4,547,712, respectively, which is included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2025, which is the date the financial statements were available to be issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance,

(ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets comprise Merchant Account Receivable, which is the unsettled credit card fees that have yet to be deposited into the Company's account. The fees generally settle in less than seven days from the day charged to the customer's credit card.

Accounts payable consist primarily of trade payables, while other current liabilities comprise accrued expenses.

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Office equipment | $ 62,796 | $ 62,796 |
| Property and Equipment, at Cost | 62,796 | 62,796 |
| Accumulated depreciation | (25,835) | (6,031) |
| Property and Equipment, Net | $ 36,960 | $ 56,765 |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $19,804 and $6,031, respectively.

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Class A Voting Common Stock**
The Company is authorized to issue 500,000,000 shares of Class A Voting Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 486,602,447 and 50,000,000 shares of Class A Voting Common Stock have been issued and are outstanding.

**Class B Non-Voting Common Stock**
The Company is authorized to issue 250,000,000 shares of Class B Non-Voting Common Stock with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 83,589,473 and 2,386,727 shares of Class B Non-Voting Common Stock have been issued and are outstanding.

**Simple Agreements for Future Equity (SAFEs)**

As of December 31, 2024, and 2023, the Company has outstanding SAFEs amounting to $2,973,575 and $1,740,385, respectively. The SAFE agreements grant investors the right to future equity in the same class and the series of shares sold during the financing event. The number of shares the investor receives will be determined as follows:

-   If the Company's pre-money valuation immediately prior to this financing event is greater than the Valuation Cap (the Valuation Cap is set at US$28M and US$77M), the investor receives shares equal to the SAFE Purchase Price divided by the price per share calculated using the Valuation Cap.

- If the Company's pre-money valuation immediately prior to this financing event is less than or equal to the applicable Valuation Cap, the investor receives shares equal to the SAFE Purchase Price divided by the lowest price-per-share of the equity securities sold during the financing event.

Alternatively, upon the occurrence of a liquidity event, the SAFE agreements provide investors with the option to either (subject to certain exclusions set forth in the SAFE agreements):

- Receive a portion of the cash proceeds equal to the SAFE Purchase Price, or

- Automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained by dividing the Valuation Cap of $77M by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.

The SAFE agreements primarily exhibit characteristics of equity. The absence of an unconditional obligation to transfer assets, the lack of a maturity date, and the primary feature of converting into equity all support the classification of these instruments as equity, and the Company has recorded these instruments as equity.

## 6. LEASES

The Company operates from a rented business office. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term and weighted average discount rate as of December 31, 2024, are 1.17 years and 4.71%, respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2024, are as follows:

| As of | December 31, 2024 |
|---|---|
| 2025 | $ 187,791 |
| 2026 | 70,384 |
| 2027 | - |
| 2028 | - |
| 2029 | - |
| Thereafter | - |
| | 258,175 |
| Less: present value discounts | (8,296) |
| **Total** | $ 249,879 |

## 7.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Income tax payable | $         - | $       (254,107) |
| Net Operating Loss | (3,333,337) | (1,455,181) |
| Valuation Allowance | 3,333,337 | 1,455,181 |
| **Net Provision/(Benefit) for income tax** | $         - | $       (254,107) |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $    (5,404,707) | $    (2,071,370) |
| Valuation Allowance | 5,404,707 | 2,071,370 |
| **Total Deferred Tax Asset** | $         - | $         - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $20,395,119. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8.    RELATED PARTY

There are no related party transactions as of December 31, 2024, and 2023.

## 9.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**
The Company had several short-term leases that it was a party to during 2024 and 2023. Total expenses for these leases during 2024 and 2023 were $8,199 and $42,644, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 15, 2025, which is the issuance date of these financial statements.

Between January 1, 2025, and April 15, 2025, the Company issued 146,100 Class B Non-Voting Shares as part of its Regulation Crowdfunding (Reg-CF) campaign. Shares were offered at $1.00 per share, resulting in gross proceeds of $146,100.

Between January 1, 2025, and April 15, 2025, the Company issued 4,860,205 Class B Non-Voting Shares under a Regulation D (Reg-D) private placement. Shares were issued at a current offering price of $1.20 per share, as authorized by a board resolution, resulting in gross proceeds of $3,137,855. The offering required a minimum investment of $10,000 per investor.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $12,578,630, an accumulated deficit of $20,395,119, an operating cash outflow of $13,997,348, and liquid assets in cash of $4,774,809. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.